Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2025 Q1
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2025 first-quarter results

Free cash flow more than doubled year-over-year driven by strong operating performance

Targeting $650 million in return of capital to shareholders in 2025

Toronto, Ontario – May 6, 2025 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the first quarter ended March 31, 2025.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 25 and 26 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2025 first-quarter highlights:

•	Production[1] of 512,088 gold equivalent ounces (Au eq. oz.).
•	Production cost of sales[2] of $1,043 per Au eq. oz. sold and attributable production cost of sales[1] of $1,038 per Au eq. oz. sold.

•	Attributable all-in sustaining cost[1] of $1,355 per Au eq. oz. sold.

•	Operating cash flow[3] of $597.1 million.

•	Attributable free cash flow[1] of $370.8 million.

•	Margins[4] increased by 67% to $1,814 per Au eq. oz. sold, outpacing the rise in the average realized gold price.

•	Reported earnings[5] of $368.0 million, or $0.30 per share, with adjusted net earnings[6,7] of $364.0 million, or $0.30 per share.

•	On track to meet annual guidance: On an attributable basis[1], Kinross expects to produce 2.0 million Au eq. oz. (+/- 5%) at a production cost of sales per Au eq. oz.[1] of $1,120 (+/- 5%) and all-in sustaining cost[1] of $1,500 (+/- 5%) per ounce sold for 2025. Total attributable capital expenditures[1] are forecast to be $1,150 million (+/- 5%).
•	Balance sheet strength: Kinross has improved its debt metrics, repaying the remaining $200.0 million of its term loan, while strengthening its balance sheet. Cash and cash equivalents increased to $694.6 million, and the Company has total liquidity[8] of approximately $2.3 billion at March 31, 2025.
•	On March 27, 2025, Moody’s Investors Service (“Moody’s”) announced that it upgraded Kinross’ outlook to positive from stable and affirmed the Company’s investment grade rating of Baa3.

Return of capital to shareholders:

•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on June 12, 2025, to shareholders of record at the close of business on May 29, 2025.
•	Kinross has reactivated a share buyback program and re-purchased $60 million in shares to date in 2025. Full-year share repurchases are targeted to be a minimum of $500 million assuming recent gold prices are sustained and operations continue to deliver on plan.

1 Unless otherwise stated, production figures in this news release are on an attributable basis. “Attributable” includes Kinross’ 70% share of Manh Choh production, costs, cash flows and capital expenditures. Financial figures include 100% of Manh Choh results except when denoted as attributable. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 6.

2 “Production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by total gold equivalent ounces sold.

3 Operating cash flow figures in this release represent “Net cash flow provided from operating activities,” as reported on the interim condensed consolidated statements of cash flows.

4 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less production cost of sales per equivalent ounce sold.

5 Earnings, net earnings, and reported net earnings figures in this news release represent “Net earnings attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.

6 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 16 to 22 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.

7 Adjusted net earnings figures in this news release represent “Adjusted net earnings attributable to common shareholders.”

8 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three months ended March 31, 2025).

p. 1 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operations:

•	Paracatu had a solid quarter driven by strong grades and improved recoveries, delivering high margin production. Kinross implemented additional gravity circuit infrastructure contributing to the improved recoveries.
•	Tasiast performed well during the quarter driven by strong grades and recoveries following a number of optimization initiatives to the mill.
•	Kinross has re-started the mill at Tasiast. The Company does not expect the fire to affect Tasiast’s annual guidance.
•	Fort Knox increased production and lowered costs quarter-over-quarter, generating significant free cash flow.

Development and exploration projects:

•	Kinross’ pipeline of development projects continues to advance.
•	Great Bear’s Advanced Exploration (AEX) program is progressing, with construction and earthworks underway, and detailed engineering near completion.
•	At Round Mountain Phase X, the exploration decline is advancing well, with over 3,900 metres developed to date. Infill drilling continues to confirm strong grades and widths in the primary target zones.
•	At Curlew, drill results continue to demonstrate increased grades and widths that could support high-margin production.
•	At Lobo-Marte, the dedicated project team is progressing baseline studies to support permitting.

Sustainability:

•	Kinross expects to publish its 2024 Sustainability Report later this month, marking its 17th edition, providing a comprehensive summary of its performance over the past year.

CEO commentary:

J. Paul Rollinson, CEO, made the following comments in relation to 2025 first-quarter results:

"We had an excellent start to the year built on our continued strong operational performance and disciplined cost management, and are well positioned to meet our annual guidance. The Company delivered a 67% increase in margins to $1,814 per ounce sold compared with Q1 2024, significantly outpacing the 38% increase in the gold price over the same period. As a result, we generated over $370 million of free cash flow, more than double over Q1 2024.

“Our culture of technical excellence and financial discipline, complemented by our consistent operating performance, continues to drive strong margins and cash flow, all of which underpin our capital allocation strategy. In addition to our dividend, we’ve reactivated our share buyback program and, given the current gold environment as well as the strength of our operations, we are aiming to repurchase a minimum of $500 million of shares in 2025. I am pleased to report that we have repurchased approximately $60 million of shares to date in Q2.

“We continue to advance our pipeline of high-quality development projects and exploration opportunities across our broader portfolio with a focus on driving value for our shareholders through this decade and beyond. The Great Bear AEX program is progressing, Redbird at Bald Mountain is advancing on schedule, we continue to deliver strong drill results at Round Mountain Phase X and Curlew, and baseline studies at Lobo-Marte are progressing well.”

p. 2 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended
	March 31,
(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2025	2024
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	529,861	527,399
Sold	524,089	522,400
Attributable gold equivalent ounces(b)
Produced	512,088	527,399
Sold	506,564	522,400
Gold ounces - sold	516,268	503,604
Silver ounces - sold (000's)	701	1,667

Earnings(a)
Metal sales	$1,497.5	$1,081.5
Production cost of sales	$546.7	$512.9
Depreciation, depletion and amortization	$288.4	$270.7
Operating earnings	$570.4	$193.2
Net earnings attributable to common shareholders	$368.0	$107.0
Net earnings per share attributable to common shareholders (basic and diluted)	$0.30	$0.09
Adjusted net earnings attributable to common shareholders(c)	$364.0	$124.9
Adjusted net earnings per share(c)	$0.30	$0.10

Cash Flow(a)
Net cash flow provided from operating activities	$597.1	$374.4
Attributable adjusted operating cash flow(c)	$676.2	$425.7
Capital expenditures(d)	$207.7	$241.9
Attributable capital expenditures(c)	$204.1	$232.1
Attributable free cash flow(c)	$370.8	$145.3

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$2,857	$2,070
Attributable average realized gold price per ounce(c)	$2,856	$2,070
Production cost of sales per equivalent ounce(b) sold(f)	$1,043	$982
Attributable production cost of sales per equivalent ounce(b) sold(c)	$1,038	$982
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,010	$941
Attributable all-in sustaining cost per equivalent ounce(b) sold(c)	$1,355	$1,310
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,331	$1,281
Attributable all-in cost per equivalent ounce(b) sold(c)	$1,678	$1,630
Attributable all-in cost per ounce sold on a by-product basis(c)	$1,660	$1,613

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2025 was 89.69:1 (first quarter of 2024 – 88.70:1).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 16 to 22 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

p. 3 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on first-quarter gold equivalent production:

Production: Kinross produced 512,088 Au eq. oz. in Q1 2025, compared with 527,399 Au eq. oz. in Q1 2024. Higher production from Fort Knox, with the commencement of Manh Choh in the second half of 2024, was offset by lower planned production at Round Mountain and Tasiast.

Average realized gold price9: The average realized gold price in Q1 2025 was $2,857 per ounce, compared with $2,070 per ounce in Q1 2024.

Revenue: During the first quarter, revenue increased to $1,497.5 million, compared with $1,081.5 million during Q1 2024. The 38% year-over-year increase is due to the increase in average metal prices realized.

Production cost of sales: Production cost of sales per Au eq. oz. sold2 increased to $1,043 for the quarter, compared with $982 in Q1 2024. Attributable production cost of sales per Au eq. oz. sold1 increased to $1,038 for the quarter, compared with $982 in Q1 2024.

Attributable production cost of sales per Au oz. sold on a by-product basis1 was $1,010 in Q1 2025, compared with $941 in Q1 2024, based on attributable gold sales of 498,885 ounces and attributable silver sales of 688,694 ounces.

Margins4: Kinross’ margin per Au eq. oz. sold increased by 67% to $1,814 for Q1 2025, compared with the Q1 2024 margin of $1,088, outpacing the 38% increase in average realized gold price.

Attributable all-in sustaining cost1: Attributable all-in sustaining cost per Au eq. oz. sold was $1,355 in Q1 2025, compared with $1,310 in Q1 2024.

In Q1 2025, attributable all-in sustaining cost per Au oz. sold on a by-product basis was $1,331, compared with $1,281 in Q1 2024.

Operating cash flow3: Operating cash flow was $597.1 million for Q1 2025, compared with $374.4 million for Q1 2024.

Attributable adjusted operating cash flow1 for Q1 2025 was $676.2 million, compared with $425.7 million for Q1 2024.

Attributable free cash flow1: Attributable free cash flow more than doubled to $370.8 million in Q1 2025, compared with $145.3 million in Q1 2024.

Reported earnings5: Reported net earnings more than tripled to $368.0 million for Q1 2025, or $0.30 per share, compared with reported net earnings of $107.0 million, or $0.09 per share, for Q1 2024.

Adjusted net earnings6, 7 more than doubled to $364.0 million, or $0.30 per share, for Q1 2025, compared with $124.9 million, or $0.10 per share, for Q1 2024.

Attributable capital expenditures1: Attributable capital expenditures decreased to $204.1 million for Q1 2025, compared with $232.1 million for Q1 2024. The decrease was primarily due to timing and the Company remains on track to meet its annual capital guidance of $1,150 million (+/- 5%).

9 “Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.

p. 4 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Balance sheet

During the quarter, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

After the repayments, Kinross had cash and cash equivalents of $694.6 million as of March 31, 2025, compared with $611.5 million at December 31, 2024, and reduced its net debt to approximately $540 million10.

The Company had additional available credit11 of $1.65 billion and total liquidity8 of approximately $2.3 billion as of March 31, 2025.

On March 27, 2025, Moody’s announced that it upgraded Kinross’ outlook to positive from stable and affirmed the Company’s investment grade rating of Baa3. Moody’s noted Kinross’ debt reduction, good scale, low leverage and conservative financial policies as key factors driving the improved outlook.

Return of capital to shareholders

Kinross is committed to enhancing shareholder value through return of capital programs such as a share buyback and its quarterly dividend, which are underpinned by the Company’s investment grade balance sheet, strong free cash flow and stable production profile from its global portfolio.

On March 19, 2025, Kinross received approval from the Toronto Stock Exchange to renew its normal course issuer bid (“NCIB”) program. Under the NCIB program, the Company is authorized to purchase up to 110,350,160 of its common shares (out of the 1,229,635,757 common shares outstanding as at February 28, 2025) representing up to 10% of the Company’s public float of 1,103,501,601 common shares, during the period starting on March 24, 2025 and ending on March 23, 2026.

Kinross has reactivated its share buyback program and has re-purchased approximately $60 million of shares since the beginning of April 2025. Kinross aims to buy back a minimum of $500 million of shares during 2025, assuming recent gold prices are sustained and operations continue to deliver on plan, and will evaluate the program regularly throughout the year.

The Company believes that Kinross’ shares offer exceptional value, and that the buyback offers an attractive use of excess cash in this gold price environment. Kinross will continue to strengthen its balance sheet while retaining its capacity to continue investing in its business.

As part of its continuing quarterly dividend program, the Company declared a dividend of $0.03 per common share payable on June 12, 2025, to shareholders of record as of May 29, 2025.

Operating results

Mine-by-mine summaries for 2025 first-quarter operating results may be found on pages 10 and 14 of this news release. Highlights include the following:

At Tasiast, production decreased slightly quarter-over-quarter due to lower throughput, partially offset by timing of ounces processed through the mill. Production was lower year-over-year due to lower grades, consistent with mine plan sequencing, partially offset by an increase in recoveries due to a number of optimization initiatives to the mill. Cost of sales per ounce sold increased quarter-over-quarter mainly due to lower planned throughput, and increased year-over-year mainly due to the decrease in production.

10 Net debt is calculated as long-term debt (current and long-term portion) of $1,235.9 million less cash and cash equivalents of $694.6 million, as reported on the Company’s consolidated balance sheet as at March 31, 2025.

11 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three months ended March 31, 2025.

p. 5 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross has re-started milling operations at Tasiast following the fire on April 14, 2025. The Company does not expect the fire to affect Tasiast’s annual guidance.

At Paracatu, production increased quarter-over-quarter due to higher grades and improved recoveries as well as timing of ounces processed through the mill. Production increased year-over-year primarily due to higher grades and improved recoveries, partially offset by lower throughput. Cost of sales per ounce sold decreased in both comparable periods mainly due to the increase in ounces produced.

At La Coipa, production decreased quarter-over-quarter mainly due to timing of ounces processed through the mill and planned lower mill throughput, partially offset by higher-grades from the Puren deposit. Year-over-year production decreased mainly due to the timing of ounces processed through the mill and a decrease in silver grades, partially offset by an increase in throughput. Cost of sales per ounce sold was lower quarter-over-quarter mainly due to lower maintenance costs, partially offset by the decrease in production. Year-over-year cost of sales per ounce sold was higher due to the decrease in ounces produced, higher royalty costs and higher processing costs. Permitting work for mine life extensions continued.

Fort Knox continued its strong performance with higher production quarter-over-quarter mainly due to the contribution from a longer campaign of processing Manh Choh’s higher-grade, higher-recovery ore, and increased year-over as Manh Choh came online in the second half of 2024. The higher production in both comparable periods contributed to the decreases in cost of sales per ounce sold.

At Round Mountain, production was lower quarter-over-quarter, as planned, mainly due to lower grades, partially offset by higher mill throughput. Compared with the previous quarter, cost of sales per ounce sold decreased due to lower reagent, fuel and milling supply costs, partially offset by the recovery of higher-cost ounces produced from the heap leach pads. Year-over-year production was lower due to a decrease in mill grades and fewer ounces recovered from the heap leach pads. Compared with Q1 2024, cost of sales per ounce sold increased mainly due to the decrease in production.

At Bald Mountain, production was in line quarter-over-quarter, and decreased year-over-year due to lower grades. Cost of sales per ounce sold was lower quarter-over-quarter due to a higher proportion of mining activities related to capital development, and in line with Q1 2024.

Development and exploration projects

Great Bear

At Great Bear, Kinross continues to progress its AEX program and overall permitting.

For the AEX program, detailed engineering is near completion and procurement continues to advance in-line with construction schedule requirements. AEX construction commenced in Q4 2024 and earthworks activities are underway.

For the Main Project, Kinross has initiated detailed engineering on the mill and key site infrastructure. Procurement for major process equipment will be initiated in late 2025.

The Company continues to work with the Impact Assessment Agency of Canada on advancing its Impact Statement. Consultation continues with designated Indigenous communities, including discussions to finalize related agreements.

Given Kinross has already drilled out a significant inventory in the Preliminary Economic Assessment providing an initial 12-year mine life, demonstrated continuation of mineralization beyond that, and the high cost of drilling at depth from surface, Kinross has shifted its focus from drilling the LP zone to regional exploration work.

p. 6 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross commenced regional exploration drilling in Q1 2025 targeting both near-surface and underground targets delineated by lithostratigraphic models and geophysical surveys. The program is ongoing with more than 50,000 metres anticipated to be drilled by year-end.

Round Mountain Phase X

Decline development at Round Mountain Phase X is advancing well, with over 3,900 metres developed to date. Extensive infill drilling has been completed in the upper zone and is now largely focused in the lower zone.

Q1 drilling results from the lower zone continued to intercept strong widths and grades, supporting the thesis of the potential for bulk mining at Phase X, with average grades of 3-4 grams per tonne. Highlights include:

•	DX-0141 – 98m @ 4.2 g/t Au
○	Including 32m @ 8.6 g/t Au
•	DX-0142 – 56m @ 5.1 g/t Au
○	Including 27m @ 8.2 g/t Au
•	DX-0143 – 53m @ 4.1 g/t Au
○	Including 11m @ 8.9 g/t Au
•	DX-0144 – 101m @ 3.8 g/t Au
○	Including 13m @ 9.1 g/t Au

Engineering work and technical studies are continuing to support project execution at Phase X. Kinross plans to provide a project and resource update at year-end.

See Appendix A for a Round Mountain Phase X long section.

Curlew Basin exploration

Curlew’s underground drill program is focused both on resource upgrade and near mine extensions at Stealth where results continue to be encouraging. Underground development was also re-initiated in Q1 to drive the decline deeper and provide access to drill off potential extensions to the Stealth zone and Roadrunner zone mineralization. Technical studies and detailed engineering are also progressing well.

Assay results received in Q1 continue to highlight zones of mineralization that are wider and higher-grade than the current resource, supporting the potential for high-margin production and further improving the quality of the project. Highlights include:

•	K5-1261 – 25.7m @ 7.8 g/t Au
○	Including 2.7m @ 16.8 g/t Au
•	N.ST-1221 – 10.0m @ 16.4 g/t Au
○	Including 1.2m @ 82.1 g/t Au
•	K2N-1482 – 11.7m @ 10.4 g/t Au
○	Including 2.9m @ 19.1 g/t Au

See Appendix A for a Curlew cross section.

Bald Mountain Redbird

At Redbird, mining is advancing on schedule. Studies and detailed engineering related to the potential Phase 2 extension of Redbird are progressing well, including engineering related to the heap leach pad expansion, technical studies and mine plan optimization work.

Lobo-Marte

Kinross is progressing baseline studies to support the Environmental Impact Assessment (EIA) for the Lobo-Marte project. Lobo-Marte continues to be a potential large, low-cost mine and Kinross is committed to progressing next steps to advance the project.

p. 7 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Sustainability

As part of its commitment to improved well-being in host communities, during the first quarter Kinross and the Municipality of Paracatu in Brazil completed the second phase of the municipal hospital renovation. The modern, renovated facility now has double the number of beds in the intensive care unit, in addition to rooms for medical isolation, which will increase the quality of public healthcare for the population of Paracatu and the region.

In Ontario, Kinross formalized its partnership with Lakehead University for research on geology, mining and environment. The five-year agreement will support a Research Chair on mineral exploration and critical minerals processing research. Specifically, the research focus will include supporting exploration efforts at Great Bear and include input from Indigenous communities.

Later this month, Kinross plans to publish its 2024 Sustainability Report providing a transparent account of its sustainability performance and outlining priorities in the year ahead and beyond.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Wednesday, May 7, 2025, at 7:45 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1 (888) 596-4144; Passcode: 9425112

Outside of Canada & US – 1 (646) 968-2525; Passcode: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – 1 (800) 770-2030; Passcode: 9425112

Outside of Canada & US – 1 (609) 800-9909; Passcode: 9425112

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Virtual Annual Meeting of Shareholders

Kinross’ virtual Annual Meeting of Shareholders will be held on Wednesday, May 7, 2025, at 10:00 a.m. EDT.

The virtual meeting will be accessible online at: https://meetings.400.lumiconnect.com/r/participant/live-meeting/400-211-583-597. The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

This release should be read in conjunction with Kinross’ 2025 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2025 first-quarter Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedarplus.ca) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 8 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

p. 9 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2025	2024	2025	2024	2025	2024	2025	2024

Tasiast	137,629	159,199	129,493	151,014	105.0	99.7	811	660
Paracatu	146,639	128,273	146,855	128,110	139.6	135.7	951	1,059
La Coipa	52,315	71,245	55,870	71,125	64.1	52.1	1,147	733

Fort Knox	112,054	53,350	112,110	56,292	131.8	82.5	1,176	1,466
Round Mountain	35,686	68,352	35,960	68,169	57.0	90.6	1,585	1,329
Bald Mountain	45,538	46,980	43,801	47,241	49.2	52.1	1,123	1,103
United States Total	193,278	168,682	191,871	171,702	238.0	225.2	1,240	1,312
Less: Manh Choh non-controlling interest (30%)	(17,773)	-	(17,525)	-	(20.7)	-
United States Attributable Total	175,505	168,682	174,346	171,702	217.3	225.2	1,246	1,312

Operations Total(a)	529,861	527,399	524,089	522,400	546.7	512.9	1,043	982

Attributable Total(a)	512,088	527,399	506,564	522,400	526.0	512.9	1,038	982

(a)	Totals include immaterial sales and related costs from Maricunga for the three months ended March 31, 2024.

p. 10 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	March 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$694.6	$611.5
Restricted cash	11.9	10.2
Accounts receivable and prepaid assets	247.4	257.3
Inventories	1,271.6	1,243.2
Other current assets	17.5	4.5
	2,243.0	2,126.7
Non-current assets
Property, plant and equipment	7,924.4	7,968.6
Long-term investments	66.5	51.9
Other long-term assets	714.7	713.1
Deferred tax assets	5.3	5.3
Total assets	$10,953.9	$10,865.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$529.5	$543.0
Current income tax payable	193.1	236.7
Current portion of long-term debt	-	199.9
Current portion of provisions	59.4	62.5
Other current liabilities	11.3	18.0
	793.3	1,060.1
Non-current liabilities
Long-term debt	1,235.9	1,235.5
Provisions	956.3	941.5
Other long-term liabilities	78.6	78.9
Deferred tax liabilities	551.1	549.0
Total liabilities	$3,615.2	$3,865.0

Equity
Common shareholders' equity
Common share capital	$4,493.6	$4,487.3
Contributed surplus	10,631.4	10,643.0
Accumulated deficit	(7,850.2)	(8,181.3)
Accumulated other comprehensive loss	(72.5)	(87.4)
Total common shareholders' equity	7,202.3	6,861.6
Non-controlling interests	136.4	139.0
Total equity	$7,338.7	$7,000.6
Total liabilities and equity	$10,953.9	$10,865.6

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,230,443,992	1,229,125,606

p. 11 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except per share amounts)

	Three months ended
	March 31,	March 31,
	2025	2024
Revenue
Metal sales	$1,497.5	$1,081.5

Cost of sales
Production cost of sales	546.7	512.9
Depreciation, depletion and amortization	288.4	270.7
Total cost of sales	835.1	783.6
Gross profit	662.4	297.9
Other operating expense	14.0	27.6
Exploration and business development	42.3	41.7
General and administrative	35.7	35.4
Operating earnings	570.4	193.2
Other (expense) income - net	(13.2)	0.1
Finance income	4.2	3.9
Finance expense	(35.2)	(21.5)
Earnings before tax	526.2	175.7
Income tax expense - net	(136.8)	(69.1)
Net earnings	$389.4	$106.6
Net earnings (loss) attributable to:
Non-controlling interests	$21.4	$(0.4)
Common shareholders	$368.0	$107.0
Earnings per share attributable to common shareholders
Basic	$0.30	$0.09
Diluted	$0.30	$0.09

p. 12 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2025	2024
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$389.4	$106.6
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	288.4	270.7
Share-based compensation expense	4.6	2.5
Finance expense	35.2	21.5
Deferred tax expense	3.5	8.6
Foreign exchange (gains) losses and other	(15.0)	15.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	7.1	8.8
Inventories	(38.4)	5.9
Accounts payable and accrued liabilities	100.6	13.6
Cash flow provided from operating activities	775.4	453.2
Income taxes paid	(178.3)	(78.8)
Net cash flow provided from operating activities	597.1	374.4
Investing:
Additions to property, plant and equipment	(207.7)	(241.9)
Interest paid capitalized to property, plant and equipment	(13.5)	(34.9)
Net additions to long-term investments and other assets	(9.1)	(3.1)
Increase in restricted cash - net	(1.7)	(0.5)
Interest received and other - net	4.2	3.9
Net cash flow used in investing activities	(227.8)	(276.5)
Financing:
Repayment of debt	(200.0)	-
Interest paid	(24.0)	(18.5)
Payment of lease liabilities	(1.5)	(3.4)
Funding from non-controlling interest	-	15.5
Distributions paid to non-controlling interest	(24.0)	-
Dividends paid to common shareholders	(36.9)	(36.9)
Other - net	-	0.3
Net cash flow used in financing activities	(286.4)	(43.0)
Effect of exchange rate changes on cash and cash equivalents	0.2	(0.4)
Increase in cash and cash equivalents	83.1	54.5
Cash and cash equivalents, beginning of period	611.5	352.4
Cash and cash equivalents, end of period	$694.6	$406.9

p. 13 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary

	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(b)	Gold Eq Production(c)	Gold Eq Sales(c)	Production cost of sales	Production cost of sales/oz(d)	Cap Ex - sustaining(e)	Total Cap Ex (e)
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
West Africa	Tasiast	Q1 2025	1,812	1,932	-	2.15	-	95%	137,629	129,493	$105.0	$811	$13.7	$80.1
		Q4 2024	1,824	2,205	-	2.13	-	94%	139,411	144,041	$104.4	$725	$33.7	$105.4
		Q3 2024	1,748	2,203	-	2.46	-	91%	162,155	158,521	$109.0	$688	$13.5	$83.8
		Q2 2024	1,985	2,161	-	2.70	-	92%	161,629	156,038	$102.3	$656	$7.0	$75.2
		Q1 2024	2,044	2,073	-	2.46	-	91%	159,199	151,014	$99.7	$660	$10.1	$79.5
Americas	Paracatu	Q1 2025	13,318	12,507	-	0.43	-	83%	146,639	146,855	$139.6	$951	$24.4	$24.4
		Q4 2024	12,944	13,116	-	0.40	-	80%	123,899	124,690	$131.6	$1,055	$35.1	$35.1
		Q3 2024	13,127	14,551	-	0.38	-	81%	146,174	145,235	$146.1	$1,006	$41.2	$41.2
		Q2 2024	14,094	15,053	-	0.35	-	80%	130,228	130,174	$135.2	$1,039	$44.6	$44.6
		Q1 2024	14,078	15,609	-	0.31	-	79%	128,273	128,110	$135.7	$1,059	$19.6	$19.6
	La Coipa(f)	Q1 2025	1,265	971	-	2.19	-	80%	52,315	55,870	$64.1	$1,147	$15.6	$15.6
		Q4 2024	1,385	1,017	-	1.98	-	79%	58,533	57,852	$68.2	$1,179	$26.6	$26.6
		Q3 2024	786	809	-	2.17	-	80%	50,502	48,594	$52.2	$1,074	$21.3	$24.9
		Q2 2024	690	882	-	1.97	-	84%	65,851	63,506	$58.8	$926	$10.7	$10.7
		Q1 2024	1,035	827	-	2.09	-	87%	71,245	71,125	$52.1	$733	$7.2	$7.2
	Fort Knox (100%)(g)	Q1 2025	6,530	1,071	4,790	2.77	0.19	91%	112,054	112,110	$131.8	$1,176	$28.2	$28.2
		Q4 2024	7,692	1,524	6,664	1.51	0.21	82%	104,901	108,512	$141.0	$1,299	$53.3	$54.0
		Q3 2024	7,612	1,105	5,822	4.03	0.19	91%	149,093	140,121	$134.2	$958	$56.6	$70.4
		Q2 2024	8,331	2,003	6,385	0.85	0.22	81%	69,914	70,477	$94.8	$1,345	$47.6	$89.2
		Q1 2024	10,037	1,850	8,778	0.67	0.24	76%	53,350	56,292	$82.5	$1,466	$37.7	$78.6
	Fort Knox (attributable)(g)	Q1 2025	6,445	982	4,790	2.35	0.19	90%	94,281	94,585	$111.1	$1,175	$24.6	$24.6
		Q4 2024	7,619	1,483	6,664	1.28	0.21	81%	91,755	94,763	$125.1	$1,320	$51.1	$52.1
		Q3 2024	7,509	991	5,822	3.44	0.19	91%	119,500	112,346	$109.3	$973	$55.4	$67.2
		Q2 2024	8,249	2,003	6,385	0.85	0.22	81%	69,914	70,477	$94.8	$1,345	$47.6	$79.5
		Q1 2024	10,009	1,850	8,778	0.67	0.24	76%	53,350	56,292	$82.5	$1,466	$37.7	$68.8
	Round Mountain	Q1 2025	1,927	856	2,163	0.66	0.27	77%	35,686	35,960	$57.0	$1,585	$2.8	$29.6
		Q4 2024	3,111	768	1,736	1.05	0.22	82%	42,969	45,342	$80.0	$1,764	$4.4	$33.9
		Q3 2024	2,958	790	1,032	0.74	0.29	80%	42,279	41,436	$63.8	$1,540	$5.2	$35.9
		Q2 2024	2,956	806	1,541	1.11	0.35	73%	61,787	60,049	$93.9	$1,564	$2.1	$37.2
		Q1 2024	4,246	960	3,257	1.32	0.37	73%	68,352	68,169	$90.6	$1,329	$3.7	$19.3
	Bald Mountain	Q1 2025	5,803	-	5,803	-	0.35	nm	45,538	43,801	$49.2	$1,123	$6.9	$17.8
		Q4 2024	7,622	-	7,622	-	0.46	nm	44,642	51,291	$58.7	$1,144	$4.6	$6.4
		Q3 2024	6,384	-	6,384	-	0.53	nm	43,496	44,410	$58.9	$1,326	$5.0	$6.1
		Q2 2024	2,906	-	2,906	-	0.47	nm	45,929	39,818	$50.6	$1,271	$4.4	$4.6
		Q1 2024	1,480	-	1,480	-	0.42	nm	46,980	47,241	$52.1	$1,103	$32.4	$32.4

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	"nm" means not meaningful.
(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2025: 89.69:1; Q4 2024: 84.67:1; Q3 2024: 84.06:1; Q2 2024: 81.06:1; Q1 2024: 88.70:1.
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	"Total Cap Ex" is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Cap Ex - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on pages 21 to 22 of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q1 2025: 31.97 g/t, 60%; Q4 2024: 42.57 g/t, 43%; Q3 2024: 49.13 g/t, 58%; Q2 2024: 65.02 g/t, 51%; Q1 2024: 87.20 g/t, 58%.
(g)	The Fort Knox segment is composed of Fort Knox and Manh Choh, and comparative results shown are presented in accordance with the current year’s presentation. Manh Choh tonnes of ore processed and grade were as follows: Q1 2025: 294,238 tonnes, 7.39 g/t; Q4 2024: 138,937 tonnes, 9.58 g/t; Q3 2024: 379,786 tonnes, 9.13 g/t. Tonnes of ore processed and grade were nil for all other periods presented as production commenced in July 2024. The attributable results for Fort Knox include 100% of Fort Knox and 70% of Manh Choh.

p. 14 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended
(expressed in millions of U.S. dollars, except per share amounts)	March 31,
	2025	2024
Net earnings attributable to common shareholders - as reported	$368.0	$107.0
Adjusting items:
Foreign exchange losses (gains)	7.7	(3.5)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(5.9)	4.0
Taxes in respect of prior periods	(7.9)	8.0
Other(a)	1.7	10.5
Tax effects of the above adjustments	0.4	(1.1)
	(4.0)	17.9
Adjusted net earnings attributable to common shareholders	$364.0	$124.9
Weighted average number of common shares outstanding - Basic	1,229.6	1,228.3
Adjusted net earnings per share	$0.30	$0.10
Basic earnings per share attributable to common shareholders - as reported	$0.30	$0.09

(a)	Other includes various impacts, such as one-time costs and credits at sites, restructuring costs, adjustments related to prior years as well as gains and losses on assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

p. 15 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended
(expressed in millions of U.S. dollars)	March 31,
	2025	2024
Net cash flow provided from operating activities - as reported	$597.1	$374.4
Adjusting items:
Attributable(a) capital expenditures	(204.1)	(232.1)
Non-controlling interest(b) cash flow (from) used in operating activities	(22.2)	3.0
Attributable(a) free cash flow	$370.8	$145.3

See page 22 for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Three months ended
(expressed in millions of U.S. dollars)	March 31,
	2025	2024
Net cash flow provided from operating activities - as reported	$597.1	$374.4

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(7.1)	(8.8)
Inventories	38.4	(5.9)
Accounts payable and other liabilities, including income taxes paid	77.7	65.2
	706.1	424.9
Non-controlling interest(b) cash flow (from) used in operating activities, net of working capital changes	(29.9)	0.8
Attributable(a) adjusted operating cash flow	$676.2	$425.7

See page 22 for details of the footnotes referenced within the table above.

p. 16 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company's gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

	Three months ended
(expressed in millions of U.S. dollars, except ounces and average realized gold price per ounce)	March 31,
	2025	2024
Metal sales - as reported	$1,497.5	$1,081.5
Less: silver revenue(c)	(22.5)	(39.1)
Less: non-controlling interest(b) gold revenue	(50.1)	-
Attributable(a) gold revenue	$1,424.9	$1,042.4

Gold ounces sold	516,268	503,604
Less: non-controlling interest(b) gold ounces sold	(17,383)	-
Attributable(a) gold ounces sold	498,885	503,604
Attributable(a) average realized gold price per ounce	$2,856	$2,070
Average realized gold price per ounce(d)	$2,857	$2,070

See page 22 for details of the footnotes referenced within the table above

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the interim condensed consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended
(expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	March 31,
	2025	2024
Production cost of sales - as reported	$546.7	$512.9
Less: non-controlling interest(b) production cost of sales	(20.7)	-
Attributable(a) production cost of sales	$526.0	$512.9

Gold equivalent ounces sold	524,089	522,400
Less: non-controlling interest(b) gold equivalent ounces sold	(17,525)	-
Attributable(a) gold equivalent ounces sold	506,564	522,400
Attributable(a) production cost of sales per equivalent ounce sold	$1,038	$982
Production cost of sales per equivalent ounce sold(e)	$1,043	$982

See page 22 for details of the footnotes referenced within the table above.

p. 17 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended
(expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)	March 31,
	2025	2024
Production cost of sales - as reported	$546.7	$512.9
Less: non-controlling interest(b) production cost of sales	(20.7)	-
Less: attributable(a) silver revenue(c)	(22.1)	(39.1)
Attributable(a) production cost of sales net of silver by-product revenue	$503.9	$473.8

Gold ounces sold	516,268	503,604
Less: non-controlling interest(b) gold ounces sold	(17,383)	-
Attributable(a) gold ounces sold	498,885	503,604
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,010	$941
Production cost of sales per equivalent ounce sold(e)	$1,043	$982

See page 22 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 18 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended
(expressed in millions of U.S. dollars, except ounces and costs per ounce)	March 31,
	2025	2024
Production cost of sales - as reported	$546.7	$512.9
Less: non-controlling interest(b) production cost of sales	(20.7)	-
Less: attributable(a) silver revenue(c)	(22.1)	(39.1)
Attributable(a) production cost of sales net of silver by-product revenue	$503.9	$473.8
Adjusting items on an attributable(a) basis:
General and administrative(f)	35.7	30.7
Other operating expense - sustaining(g)	0.2	0.8
Reclamation and remediation - sustaining(h)	22.3	18.3
Exploration and business development - sustaining(i)	12.5	8.7
Additions to property, plant and equipment - sustaining(j)	88.2	109.3
Lease payments - sustaining(k)	1.3	3.4
All-in Sustaining Cost on a by-product basis - attributable(a)	$664.1	$645.0
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	16.2	10.1
Reclamation and remediation - non-sustaining(h)	2.3	1.7
Exploration and business development - non-sustaining(i)	29.4	32.9
Additions to property, plant and equipment - non-sustaining(j)	115.9	122.8
Lease payments - non-sustaining(k)	0.2	-
All-in Cost on a by-product basis - attributable(a)	$828.1	$812.5
Gold ounces sold	516,268	503,604
Less: non-controlling interest(b) gold ounces sold	(17,383)	-
Attributable(a) gold ounces sold	498,885	503,604
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,331	$1,281
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,660	$1,613
Production cost of sales per equivalent ounce sold(e)	$1,043	$982

See page 22 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 19 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended
	March 31,
	2025	2024
Production cost of sales - as reported	$546.7	$512.9
Less: non-controlling interest(b) production cost of sales	(20.7)	-
Attributable(a) production cost of sales	$526.0	$512.9
Adjusting items on an attributable(a) basis:
General and administrative(f)	35.7	30.7
Other operating expense - sustaining(g)	0.2	0.8
Reclamation and remediation - sustaining(h)	22.3	18.3
Exploration and business development - sustaining(i)	12.5	8.7
Additions to property, plant and equipment - sustaining(j)	88.2	109.3
Lease payments - sustaining(k)	1.3	3.4
All-in Sustaining Cost - attributable(a)	$686.2	$684.1
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	16.2	10.1
Reclamation and remediation - non-sustaining(h)	2.3	1.7
Exploration and business development - non-sustaining(i)	29.4	32.9
Additions to property, plant and equipment - non-sustaining(j)	115.9	122.8
Lease payments - non-sustaining(k)	0.2	-
All-in Cost - attributable(a)	$850.2	$851.6
Gold equivalent ounces sold	524,089	522,400
Less: non-controlling interest(b) gold equivalent ounces sold	(17,525)	-
Attributable(a) gold equivalent ounces sold	506,564	522,400
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,355	$1,310
Attributable(a) all-in cost per equivalent ounce sold	$1,678	$1,630
Production cost of sales per equivalent ounce sold(e)	$1,043	$982

See page 22 for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the interim condensed consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

p. 20 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(expressed in millions of U.S. dollars)

Three months ended March 31, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$13.7	$24.4	$15.6	$28.2	$2.8	$6.9	$37.9	$0.2	$91.8
Non-sustaining capital expenditures	66.4	-	-	-	26.8	10.9	37.7	11.8	115.9
Additions to property, plant and equipment - per cash flow	$80.1	$24.4	$15.6	$28.2	$29.6	$17.8	$75.6	$12.0	$207.7
Less: Non-controlling interest(b)	$-	$-	$-	$(3.6)	$-	$-	$(3.6)	$-	$(3.6)
Attributable(a) capital expenditures	$80.1	$24.4	$15.6	$24.6	$29.6	$17.8	$72.0	$12.0	$204.1

Three months ended March 31, 2024
Sustaining capital expenditures	$10.1	$19.6	$7.2	$37.7	$3.7	$32.4	$73.8	$(1.4)	$109.3
Non-sustaining capital expenditures	69.4	-	-	40.9	15.6	-	56.5	6.7	132.6
Additions to property, plant and equipment - per cash flow	$79.5	$19.6	$7.2	$78.6	$19.3	$32.4	$130.3	$5.3	$241.9
Less: Non-controlling interest(b)	$-	$-	$-	$(9.8)	$-	$-	$(9.8)	$-	$(9.8)
Attributable(a) capital expenditures	$79.5	$19.6	$7.2	$68.8	$19.3	$32.4	$120.5	$5.3	$232.1

See page 22 for details of the footnotes referenced within the tables above.

Endnotes

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)	“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold and effectively reduces the cost of gold production.
(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.
(j)	“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on pages 21 and 22 of this news release and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.

p. 21 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix A

Figure 1: At Round Mountain Phase X, drill results continue to confirm good grades and widths in the primary target zones.

p. 22 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 2: At Curlew, drill results continue to demonstrate increased grades and widths that could support high-margin production.

p. 23 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2025 first-quarter highlights”, “Return of Capital to shareholders”, “Operations”, “Development projects and exploration highlights”, “Sustainability”, and “CEO commentary”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our forecasts for cash flow and free cash flow; anticipated returns of capital to shareholders, including the declaration, payment and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks for 2025 of at least $500 million; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s debt levels; the forecast impacts to production and costs of the Tasiast mill fire; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “aim”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “progress”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2024, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2024, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 24 Kinross reports 2025 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $25 impact on attributable production cost of sales per equivalent ounce sold1, 12.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $45 impact on Brazilian attributable production cost of sales per equivalent ounce sold1.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold1.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold1.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales1 per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

12 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 25 Kinross reports 2025 first-quarter results	www.kinross.com